Exhibit 19.1
ASTRANA HEALTH, INC.
INSIDER TRADING POLICY
Astrana Health, Inc. (the “Company”) has adopted this Insider Trading Policy, which is designed to provide guidelines to all directors, officers and other personnel, whether employees, consultants or contractors, to the Company and its subsidiaries and affiliated entities, as appropriate, including variable interest entities (collectively, the “Company’s Affiliated Entities”), for transactions in the Company’s securities and the handling of confidential information about the Company and the companies with which it engages in transactions or does business.
For purposes of this Insider Trading Policy, the Company’s securities include common stock, options to purchase common stock and any other securities the Company may issue from time to time, such as preferred stock, warrants and convertible notes, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to Company securities.
This Insider Trading Policy applies to transactions in the Company’s securities, including (but not limited to) purchases and sales, gifts, and purchases, sales and other transactions in shares of the Company’s common stock through the self-directed option of the Company’s 401(k) plan (if any). However, transactions in mutual funds that are invested in Company securities are not transactions subject to this Insider Trading Policy.
POLICY
It is the policy of the Company to comply with all insider trading laws and regulations.
RESPONSIBILITY
Directors, officers, and other personnel, whether employees, consultants, or contractors, to the Company and the Company’s Affiliated Entities, may create, use or have access to material information about the Company that is not generally available to the investing public (such information is referred to in this Insider Trading Policy as “material non-public information,” as explained in more detail below). Each individual has an important ethical and legal obligation to maintain the confidentiality of such information and not to engage in any transactions in the Company’s securities while in possession of material non-public information. Each individual and the Company may be subject to severe civil and criminal penalties as a result of unauthorized disclosure of material non-public information or engaging in transactions in the Company’s securities while in possession of material non-public information. In addition, an individual’s failure to comply with this Insider Trading Policy may subject the individual to Company-imposed sanctions, including dismissal for cause, whether or not the individual’s failure to comply results in a violation of law.
The Company’s Compliance Officer is the Company’s Chief Financial Officer, who is responsible for the administration of this Insider Trading Policy.
GUIDELINES
1.Prohibition. Directors, officers, and other personnel, whether employees, consultants, or contractors, to the Company and the Company’s Affiliated Entities are prohibited from:
(a)engaging in transactions in the Company’s securities while in possession of material non-public information;
(b)communicating such information to third parties other than those who need to know such information in connection with doing business with or for the Company;
(c)recommending engaging in transactions in the Company’s securities while in the possession of material non-public information; and

(d)assisting anyone engaged in any of the above activities.
This prohibition also applies to information about, and transaction in the securities of, other companies with which the Company has a relationship, such as distributors, vendors, customers, and suppliers, companies in which the Company or the Company’s Affiliated Entities have significant investments, or companies involved in a potential transaction or business relationship with the Company or its Affiliated Entities.
The prohibitions in this Insider Trading Policy also apply to certain family members, members of a person’s household and entities controlled or influenced by a person covered by this Insider Trading Policy, as described below.
There are no exceptions to this Insider Trading Policy other than those described in Section 10 and Section 11 below. Engaging in transactions in the Company’s securities that are otherwise necessary for personal reasons, such as personal financial commitments, are still prohibited if you possess material non-public information.
2.Transactions By Family Members; Entities Controlled by You. This Insider Trading Policy applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws, as well as adoptive relationships), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they engage in transactions in Company securities (collectively referred to as “Covered Family Members”). You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they engage in transactions in Company securities, and you should treat all such transactions for the purposes of this Insider Trading Policy and applicable securities laws as if the transactions were for your own account. This Insider Trading Policy does not, however, apply to personal securities transactions of Covered Family Members where the decision to engage in transactions in Company securities is made by a third party not controlled by, influenced by or related to you or your Covered Family Members.
    This Insider Trading Policy also applies to any entities that you influence or control, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this Insider Trading Policy and applicable securities laws as if they were for your own account.
3.Tipping Information to Others. You may not disclose any material non-public information to others, including your family members, friends or social acquaintances. This prohibition applies whether or not you receive any benefit from the other person’s use of that information. The Securities and Exchange Commission (the “SEC”) has imposed large penalties even when the disclosing person did not profit from the trading.
4.Material Non-Public Information.
Material Information. Information is considered “material” if a reasonable investor would consider it important in making a decision to purchase, hold or sell the Company’s securities (e.g., information regarding a possible merger or acquisition involving the Company, the introduction of important products or major marketing changes, etc.). In addition, any information that could affect the market for the Company’s securities (whether positive or negative) is material.
Non-public Information. Non-public information is any information that has not been disclosed generally to the investing public. Disclosure by press release or in the Company’s periodic reports filed with the SEC is necessary to make the information public. However, even after the Company has released information to the public, you should generally allow at least two full business days (that is, days on which securities markets are open for trading) for the investing public to absorb and evaluate the information before you trade in the Company’s securities. Depending on the particular circumstances, the

Company may determine that a longer or shorter period should apply to the release of specific material non-public information.
Although it is not possible to list all types of material information, the following are a few examples of information that is particularly sensitive and should be treated as material:
·financial results
·projections of future earnings or revenues or other earnings guidance, or changes to previously announced earnings guidance or the decision to suspend earnings guidance;
·stock splits and repurchase programs for Company securities;
·securities offerings or incurring debt;
·possible mergers, acquisitions, joint ventures or dispositions;
·a Company restructuring;
·significant related party transactions;
·significant contract wins or losses;
·changes in management;
·the introduction of important new services;
·unusual gains or losses in operations;
·notification that the auditor’s reports may no longer be relied upon;
·significant litigation exposure due to actual or threatened litigation, or the resolution of such litigation;
·financial liquidity or bankruptcy problems;
·the imposition of a ban on trading in Company securities or the securities of another company or the extension or termination of such restriction;
·the effects of any natural disaster, terrorist event or other catastrophic event on the Company’s business, including any public health crisis; and
·a significant cybersecurity event, such as a data breach, or any other significant disruption in the Company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure.
If you have any question as to whether particular information is material or non-public, you should not trade or communicate the information to anyone without prior approval by the Compliance Officer.
5.    Inadvertent Disclosure. If material non-public information is inadvertently disclosed by any of the directors, officers or other personnel, whether an employee, consultant or contractor, to the Company and the Company’s Affiliated Entities to a person outside the Company who is not obligated to keep the information confidential, you should immediately report all the facts to the Compliance Officer so that the Company may take appropriate remedial action. Under SEC rules, the Company generally has only 24 hours after learning of an inadvertent disclosure of material non-public information to publicly disclose such information.
6.    Short-term, Speculative Transactions. The Company has determined that there is a substantial likelihood for the appearance of improper conduct by personnel of the Company and the Company’s Affiliated Entities when they engage in short-term or speculative securities transactions. Therefore, such personnel are prohibited from engaging in any of the following activities involving the Company’s securities, except with the prior written consent of the Compliance Officer:
(a)purchasing the Company’s securities on margin;
(b)pledging Company securities;
(c)short sales (i.e., the sale of a security that the seller does not own);
(d)hedging or monetization transactions, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds;
(e)buying or selling puts or calls; and
(f)engaging in options transactions (other than where the options were granted by the Company).
    Short sales are prohibited for any Section 16 Person (as defined below). In addition, any Section 16 Person who purchases Company securities in the open market may not sell any Company securities of the same class during the six months following the purchase (or vice versa). All personnel are encouraged to adhere to the same restriction.
7.    Further Prohibition. From time to time, effective immediately upon notice or as otherwise provided by the Company, the Company may determine that other types of transactions, or all transactions, by personnel of the Company and the Company’s Affiliated Entities in the Company’s securities shall be prohibited or shall be permitted only with the prior written consent of the Compliance Officer.
8.    Blackout Period Trading Prohibition. The following guidelines are applicable to (i) all members of the Company’s Board of Directors, (ii) all executive officers (including the Chief Executive Officer(s) and the Chief Financial Officer and Principal Financial Officer and Principal Accounting Officer), (iii) other senior personnel, whether employees, consultants or contractors, and (iv) any additional persons that the Compliance Officer may designate (collectively the “Covered Persons”). These guidelines are also applicable to the Covered Family Members and Controlled Entities of Covered Persons. The persons to whom such guidelines are applicable may be changed by the Company from time to time as circumstances require.
The release of earnings is a particularly sensitive period of time for transactions in the Company’s stock, given that officers, directors and other personnel may possess material non-public information about the expected financial results for the quarter. Accordingly, no Covered Person (even if such person’s services terminate during a blackout period) may engage in transactions in the Company’s securities during a blackout period for the quarter. The blackout period with respect to each fiscal quarter of the Company begins on the close of business on the 15th day of the third month of the quarter and ends on the opening of the third business day following the Company’s filing with the SEC of the Company’s quarterly or annual financial reports or public release of quarterly or annual financial information. The Company will inform you of the anticipated date of public disclosure of each quarter’s financial results upon request.
From time to time, the Company may also determine that certain persons designated by the Compliance Officer should not engage in transactions in the Company’s securities because of developments known to the Company and not yet disclosed to the public. In such event, such persons may not engage in any transactions in the Company’s securities during such period and should not disclose to others the fact of such suspension of transactions.
It should be noted that, even outside of the prohibition on engaging in transactions, any person possessing material non-public information concerning the Company should not engage in any transactions in the Company’s securities until such information has been known publicly for at least two trading days, whether or not the Company has recommended a suspension of transactions to that person. Engaging in transactions in the Company’s securities outside of the blackout period should not be considered a “safe harbor,” and all Covered Persons should use good judgment at all times.
9.    Pre-Clearance Procedures. Officers and directors of the Company who are required to file Section 16 reports (Forms 3, 4 and 5) with the SEC (such persons, “Section 16 Persons”) are subject to pre-clearance procedures. Only Section 16 Persons, as well as their Covered Family Members and Controlled Entities, are subject to the pre-clearance procedures discussed below. However, all Company personnel are required to notify, and obtain pre-approval from, the Compliance Officer prior to entering into, modifying or terminating a Rule 10b5-1 Plan (as defined below) (providing a copy of such plan and any supporting documentation). Section 16 Persons, as well as the Covered Family Members and Controlled Entities of such persons, may not engage in any transaction in Company securities without first obtaining pre-clearance of the transaction from the Compliance Officer. The Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in the transaction is denied, then such person should refrain from initiating any transaction in Company securities and should not inform any other person of the restriction.
    When a request for pre-clearance is made, the requestor should carefully consider whether such requestor may be aware of any material non-public information about the Company and should describe fully those circumstances to the Compliance Officer. The requestor should also indicate whether the requestor has effected any non-exempt “opposite-way” transactions within the past six months and should be prepared to report the proposed transaction on an appropriate Form 4 or Form 5. The requestor should also be prepared to comply with SEC Rule 144 and file a Form 144, if necessary, at the time of any sale.
10.    Approved Pre-Planned Trading Programs Pursuant to Rule 10b5-l. Notwithstanding any other guidelines contained herein, it shall not be a violation of this Insider Trading Policy for personnel of the Company and the Company’s Affiliated Entities to engage in transactions in securities of the Company under certain pre-planned trading programs adopted to purchase or sell securities in the future which are in compliance with SEC Rule 10b5-l (a “Rule 10b5-1 Plan”). Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, provides a defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, a person subject to this Insider Trading Policy must enter into a Rule 10b5-1 Plan for transactions in Company securities that meets certain conditions specified in the rule.
To comply with the Insider Trading Policy, a Rule 10b5-1 Plan must be approved by the Compliance Officer, comply with this Insider Trading Policy, and meet the requirements of Rule 10b5-1.
In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material non-public information, and the person who enters into such Rule 10b5-1 Plan must act in good faith with respect to such plan. Directors and officers must include a representation in their Rule 10b5-1 Plan certifying that: (i) they are not aware of any material non-public information; and (ii) they are adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions in Rule 10b-5. Once the Rule 10b5-1 Plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price(s) at which they are to be traded or the date(s) of the trade(s). The Rule 10b5-1 Plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.
Any Rule 10b5-1 Plan must be submitted for approval prior to the entry into the Rule 10b5-1 Plan and any subsequent modification or termination. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required.

After a Rule 10b5-1 Plan is approved, you must wait for a cooling-off period before the first trade is made under the plan. Pursuant to the SEC’s rules, a Rule 10b5-1 Plan must include a cooling-off period before trading can commence that, (1) for directors or officers, ends on the later of 90 days after the adoption of the Rule 10b5-1 Plan or two business days following the disclosure of the Company’s financial results in an SEC periodic report for the fiscal quarter in which the Rule 10b5-1 Plan was adopted (but in any event, the required cooling-off period is subject to a maximum of 120 days after adoption of the plan), and (2) for persons other than directors or officers, ends 30 days following the adoption or modification of the Rule 10b5-1 Plan.
Only one Rule 10b5-1 Plan should be in effect at any one time. Any Rule 10b5-1 Plans that would call for execution of a single trade are limited to one such plan in a consecutive 12-month period. Any modification of a Rule 10b5-1 Plan is the equivalent of entering into a new trading plan and cancelling the old trading plan. Company personnel seeking to establish, modify or cancel a Rule 10b5-1 Plan must contact the Compliance Officer.
Each Section 16 Person understands that the approval or adoption of a Rule 10b5-1 Plan in no way reduces or eliminates such person’s obligations under Section 16 of the Securities Exchange Act of 1934, as amended, including such person’s disclosure and short-swing trading liabilities thereunder. If any questions arise, such person should consult with their own counsel in designing a Rule 10b5-1 Plan.
11.    Transactions under Company Plans. This Insider Trading Policy does not apply in the case of the following transactions, except as specifically noted:
•Stock Option Exercises. This Insider Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Insider Trading Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.
•Restricted Stock Awards and Restricted Stock Units. This Insider Trading Policy does not apply to the vesting of restricted stock or restricted stock units, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock or restricted stock units. The Insider Trading Policy does apply, however, to any market sale of restricted stock.
12.     Confidentiality Guidelines. To provide more effective protection against the inadvertent disclosure of material non-public information about the Company and its Affiliated Entities or the companies with which it does business, the Company has adopted the following guidelines in addition to the prohibition in Section 1 above. These guidelines are not intended to be exhaustive. Additional measures to secure the confidentiality of information should be undertaken as deemed necessary under the circumstances. If you have any doubt as to your responsibilities with respect to confidential information, please seek clarification and guidance from the Compliance Officer before you act. Do not try to resolve any uncertainties on your own.
The following guidelines establish procedures with which every employee, officer and director of the Company and the Company’s Affiliated Entities should comply in order to maximize the security of confidential information:
(a)Do not discuss any matter regarding the Company and the Company’s Affiliated Entities in public places, such as elevators, hallways, restrooms or eating facilities, where conversations might be overheard.
(b)Use passwords to restrict access to the information on computers.

(c)Limit access to particular physical areas where material non-public information is likely to be documented or discussed.
13.    Authorized Disclosure of Material Non-Public Information. Under certain circumstances, the Compliance Officer may authorize the immediate release of material non-public information. If disclosure is authorized, the form and content of all public disclosures shall be approved by the Compliance Officer. All requests for information, comments, or interviews (other than routine product inquiries) made to any personnel should be directed to the Compliance Officer, who will clear all proposed responses. It is anticipated that most questions raised can be answered by the Compliance Officer or another company representative to whom the Compliance Officer refers the request. All personnel should not respond to such requests directly, unless expressly instructed otherwise by the Compliance Officer. In particular, great care should be taken not to comment on the Company’s expected future financial results. All communications with representatives of the media and securities analysts shall be directed to the Compliance Officer.
14.    Post-Termination Transactions. This Insider Trading Policy continues to apply to transactions in Company securities even after termination of service to the Company or any of the Company’s Affiliated Entities. If an individual is in possession of material non-public information when such individual’s service terminates, that individual may not engage in transactions in Company securities until that information has become public or is no longer material. In addition, after termination of service to the Company or the Company’s Affiliated Entities, Section 16 Persons remain subject to Section 16 “short swing” profit-disgorgement rules for up to six months after termination and are required to file Forms 4 to report any non-exempt transactions in Company securities (i.e., purchases and sales) occurring within six months after an “opposite-way” non-exempt transaction that occurred while they were still serving at the Company or the Company’s Affiliated Entities.
15.    Company Assistance. If you have any questions about specific information or proposed transactions, or as to the applicability or interpretation of this Insider Trading Policy or the propriety of any desired action, you are encouraged to contact the Compliance Officer.
Last revised February 26, 2024

ASTRANA HEALTH, INC.
FORM OF PRE-TRANSACTION CERTIFICATION

Name:
Title:
Proposed Transaction Date:
Type of Security:
Type of Transaction(s) (e.g., Purchase / Sale / Entry into, Modification or Termination of Rule 10b5-1 Plan (if Plan, please attach) / Gift / Other (please specify)):
Number of Shares Involved (if applicable):
    I hereby certify that I am not aware of any material non-public information about Astrana Health, Inc. (the “Company”) and / or its subsidiaries. I understand that material non-public information is information concerning the Company that (a) is not generally known to the public; and (b) if publicly known, would be likely to affect either the market price of Company securities or a person’s decision to buy, sell or hold Company securities. I understand that if I engage in transactions in Company securities while aware of material non-public information, I may be subject to severe civil or criminal penalties and may be subject to discipline by the Company up to and including termination for cause. The undersigned agrees to advise the Company promptly if, as a result of future developments, any of the foregoing information becomes inaccurate or incomplete in any respect. The undersigned understands that the Company may require additional information about the transaction and agrees to provide such information upon request.
If seeking approval for the entry or modification of Rule 10b-5 Plan, I certify that I am adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5, that I shall act in good faith with respect to such plan, that I shall comply with the requirements of Rule 10b5-1 and this policy relating to such plans, and that I shall include, or cause to be included, requisite certifications in the Rule 10b5-1 Plan.

Signature:
Name:

Date: